August 26, 2005

Via Facsimile: 202-772-9205

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:      Zi Corporation
Form 20-F for the fiscal year ended December 31, 2004
Filed April 5, 2005
File No. 000-24018

Dear Mr. Spirgel:

We refer to the comment letter dated August 3, 2005 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) concerning the Form 20-F for the fiscal year ending December 31, 2004 (the “Form 20-F”) filed by Zi Corporation (the "Company") and its December 31, 2004 Consolidated Financial Statements included therein under Item 18.  The responses to the Staff’s comments are provided below in the order in which the comments were set out in the August 3, 2005 letter and are numbered correspondingly. The Staff’s comments, indicated by bold, are followed by responses of the Company.

Comments By Independent Registered Chartered Accountant on Canada-United States of American Reporting Differences, page F-2

1.
We note in the 2nd to last paragraph on page F-2 that your auditors reference an audit report dated March 2, 2005. In your response letter, please have your auditors explain to us what report dated March 2, 2005 they are referring to. If they intended to reference the report dated March 11, 2005, please revise to have your auditors include an addendum paragraph that appropriately indicates this fact.

The Company will have this typographical issue corrected in an amended Form 20-F filing. Please see the amended Item 18 - Financial Statements as included with this letter.

Zi Corporation of Canada, Inc.                             Telephone 403 233 8875                     www.zicorp.com
Suite 2100, 840 - 7 Avenue SW                             Facsimile 403 233 8878
Calgary, AB
T2P 3G2 Canada

Consolidated Statements of Loss, page F-4

2.
If the captions “Cost of sales” and “Gross margin” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “Cost of sales” or remove the caption “Gross margin” and indicate the amount of applicable depreciation that is excluded from “Cost of sales.”

The Company acknowledges the Staff’s comment and has enhanced its reporting by allocating depreciation and amortization that is directly attributed to the generation of revenue to the cost of sales commencing in the first quarter interim report for 2005. The cost of sales included in the years reported in the Form 20-F currently exclude this allocation. Depreciation and amortization associated with the generation of revenue, gross margin and gross margin percentage both as stated and restated are as follows:

Year	Gross Margin As Stated	Gross Margin Percentage As Stated	Allocation of Depreciation and Amortization to Cost of Sales	Gross Margin As Restated	Gross Margin Percentage As Restated
2004	471,814	96%	8,072	479,886	96%
2003	435,535	96%	14,783	450,318	96%
2002	1,055,037	87%	44,229	1,099,266	87%

Based upon our analysis, the Company believes that the impact is immaterial to the consolidated financial statements from a quantitative perspective either in total or on an individual financial statement line-item basis.

From a qualitative perspective, SAB Topic 1.M addresses circumstances in which a quantitatively small misstatement may be rendered material. In this regard, the differences noted above do not:
•	mask a change in earnings or other trends
•	hide a failure to meet analysts’ consensus expectations
•	change income into a loss
•	affect compliance with regulatory requirements, loan covenants or other contractual requirements.
•	have impacted management compensation
•	conceal an unlawful transaction

In summary, we do not believe that these differences would impact the judgement of a reasonable person relying upon our financial statements. As noted above, in filings since the first quarter of 2005 the Company has complied with SAB Topic 11.B.

2.  Significant Accounting Policies, page F-7

3.
We note that you initiated reporting your consolidated financial statements in US dollars effective March 31, 2004, with comparative periods restated to US dollars. In your response letter, explain to us in detail your consideration of SFAS 52 and how you calculated these restated comparative period amounts. In addition, since you revised your financial statements to account for the new reporting currency, please amend to label all applicable columns in the financial statements and related notes restated.

The Company applied the guidance as noted in Topic 6 of the “Accounting Disclosure Rules and Practices” (2000 Edition) of the Division of Corporation Finance (“SEC Training Manual”). The guidance in the SEC Training Manual states, in part, that in the case of a change in reporting currency, the financial information for all periods presented in the filing should be recast into the new reporting currency using a methodology consistent with SFAS No. 52, Foreign Currency Translation. The objective of the procedure is to present financial statements as if the issuer had always used the new reporting currency. Accordingly, the Company translated income statements from the old reporting currency into the new reporting currency using weighted average exchange rates for the applicable period, and the balance sheets were similarly translated using the applicable period end exchange rates. The Company did not use the Convenience Method to effect this restatement. In accordance with SEC Regulation S-X, Rule 3-20(e), the Company has recast its financial statements as if the newly adopted reporting currency had been used since its incorporation.

The Company will mark in an amended Form 20-F filing under Item 18 - Financial Statements the affected columns of the financial statements “restated - see note 2” as included with this letter.

Foreign currency translation, page F-7

4.
Refer to the chart on page F-21 which indicates that most of your revenues and expenses for the previous three fiscal years relate to your Canadian geographic segment. As such, clarify for us why you consider the US dollar to be the functional currency of Zi Corporation on a stand-alone basis. Address each of the indicators listed in Appendix A of SFAS 52 in your response letter.

Our Canadian geographic segment includes four legal entities of which one is Zi Corporation, the parent company. The operations of this legal entity are those of a head office and functions include legal, corporate governance, regulatory reporting and compliance, investor relations and senior management. The functional currency of Zi Corporation is the US dollar as determined by management and is supported by the salient economic factors discussed below and as outlined in Appendix A of FAS 52:

a) Cash flow indicators - the parent company’s operations include the procurement of investor funds through private placements to finance past operating deficits of the various business segments of the parent company. Such funds historically are raised in US dollars and/or held in US funds once raised. On occasion, Canadian funds are raised through the issuance of shares and are used to fund Canadian operating subsidiaries. Funds borrowed or loans issued by the company including loans to related parties and wholly owned subsidiaries have also been denominated and settled in US dollars except when possible in Canadian funds to Canadian subsidiaries. Cash flow from operating activities is primarily in US dollars as operating expenses are primarily US dollar denominated as discussed in d) Expense indicators below.

b) Sales price indicators - the parent company operations do not include contracting for sales of the products sold by its subsidiaries.

c) Sales market indicator - the parent company operations do not include contracting for sales of the products sold by its subsidiaries.

d) Expense indicators - the parent company expenses are predominantly denominated in US dollars. These include the majority of legal fees, corporate governance related costs, fees related to regulatory compliance, excluding audit fees, investor relations and senior management contracts.

e) Finance indicators - as discussed in a) “Cash flow indicators” above, the parent company’s operations include the procurement of investor funds through private placements to finance past operating deficits of the various segments of the parent company.

f) Inter-company transactions and arrangements indicators - funds borrowed or loans issued by the company including loans to related parties and wholly owned subsidiaries have also been denominated and settled in US dollars. Currently, the parent company’s does not have significant other inter-company arrangements with its subsidiaries.

For further clarification, the functional currency of our Canadian subsidiaries is the Canadian dollar. The operations of two of the three Canadian subsidiaries, whose functional currency is the Canadian dollar, are inactive and immaterial. Zi Corporation of Canada, Inc. (“Zi Canada”) develops software designed to enhance the usability of mobile and consumer electronic devices.

The functional currency of Zi Canada is the Canadian dollar as determined by management and is supported by the salient economic factors discussed below and as outlined in Appendix A of FAS 52:

a) Cash flow indicators - Zi Canada’s operations include the internal development and sale of software. Zi Canada generates cash inflows through sale contracts with customers throughout Europe and North America. These contracts are usually denominated in US dollars and upon receipt of this revenue, Zi Canada converts the revenue to Canadian dollars to fund the Canadian operations. As this subsidiary historically has operated at a loss, funding has been received from the parent company in mostly Canadian funds. Cash outflows as further discussed in d) below are predominantly in Canadian dollars. Cash flows from financing activities are mainly Canadian dollar advances received from the parent company. Cash flows used in investing activities are mainly capitalized software development costs denominated in Canadian dollars and investments in tangible capital assets also mainly denominated in Canadian dollars.

b) Sales price indicators - though contracts are generally denominated in US dollars, prices are determined by competition in each of the geographic markets which Zi Canada’s products are sold into. Zi Canada sales are distributed through Europe and North America.

c) Sales market indicator - though contracts are generally denominated in US dollars, Zi Canada’s market is throughout Europe and North America.

d) Expense indicators - Zi Canada’s expenses are predominantly denominated in Canadian dollars. These include salaries and wages, the majority of consulting fees, office rent and expenses and the majority of travel expenses.

e) Finance indicators - as discussed in a) “Cash flow indicators” above.

f) Inter-company transactions and arrangements indicators - funds borrowed from the parent company are predominantly in Canadian dollars. Currently, Zi Canada does not have significant other inter-company arrangements with its affiliates or parent company.

11. Income Taxes, page F-17

5.
Refer to the last sentence on page F-17 which states “The amount of tax that would otherwise be payable in 2004 is $166,871 and has not been accrued.” In your response letter, please explain to us in more detail the nature of these tax holidays and tell us your US GAAP basis for not accruing for this tax.

Pursuant to tax law in the People’s Republic of China (the “PRC”), those Foreign Investment Entities (“FIE”) established in China that are involved in “productive” activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Zi Technology subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd (“Huayu Zi”) has been categorized as a productive-type FIE in all its PRC statutory filings, including in its routine filing to tax authorities and as such has been entitled to the tax holiday and tax reductions.

Huayu Zi must apply to receive such tax holidays and tax reductions described in the above paragraph. At the time of the filing of the Company’s Form 20-F, Huayu Zi had not completed its tax filings for 2004. The Company’s management determined it was probable that Huayu Zi would receive the tax holiday. Pursuant to FAS 5 “Accounting for Contingencies” paragraph 8 “An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: a) Information available prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.” Therefore, the Company did not accrue income tax expense related to 2004 when tax losses generated from previous tax years were used up in 2004 and for the first quarter of 2005, as the Company determined that the tax holiday would be probable. In accordance with FAS 5,paragraph 10, the Company disclosed the potential income tax liability should Huayu Zi’s application be rejected.

Item 15 - Controls and Procedures, page 93

6.
We note your statement on page 94 “Based on this evaluation, with the exception of the above, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.” If your certifying officers concluded that your disclosure controls and procedures were effective, revise to simply state that your disclosure controls and procedures were effective. Explain to us in your response letter why this is true given the material weakness that you identified in the last paragraph on page 93. Otherwise, revise to state that your disclosure controls and procedures were not effective and disclose the reasons whey they were not effective.

We acknowledge the Staff’s comments and we will amend our statement as included with this letter and as follows:

“As of December 31, 2004, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are not effective due to the material weakness, as discussed above, to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.”

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact the undersigned at (403) 537-9769.

Sincerely,

Zi Corporation

/s/ Dale Kearns
Dale Kearns
Chief Financial Officer